Exhibit 99.1

Above Food Ingredients Inc. Announces Major Strategic Milestones, Merger Advancement with Palm Global, and Expected Profit Exceeding $30 Million for Fiscal Year Ended January 31, 2026

Regina, SK - Friday, November 28, 2025 - Above Food Ingredients Inc. (NASDAQ: ABVE) (“Above Food” or the “Company”) is pleased to provide shareholders with a significant corporate update highlighting the Company’s ongoing audit process, transformative restructuring achievements, and continued advancement of its merger with Palm Global.

Audit Advancing Toward Completion

Following the strategic appointment of a new auditor with specialized expertise in digital asset tokenization and stablecoin infrastructure, the Company’s audit is progressing toward completion and the targeted filing of its Form 20-F by December 12, 2025. At this time, the Company has not applied for the additional 180-day extension available under Nasdaq rules.

Restructuring Success: Debt Eliminated, Profitability Secured

In collaboration with Palm Global, Management has implemented a comprehensive restructuring program over the past year that has:

•	Eliminated all corporate debt

•	Positioned the Company to deliver more than $30 million in profit for the fiscal year ending January 31, 2026

•	Established a solid foundation for sustainable profitability and long-term growth

While the fiscal year ended January 31, 2025 will reflect a restructuring-related loss, the Company is now firmly positioned for transformative success and enhanced shareholder value.

Merger Integration Accelerating

The operating relationship with Palm Global has strengthened considerably. Senior executive teams from both organizations have been working together to:

▪	Capitalize on Palm Global’s world-leading initiatives and partnerships

▪	Build operational frameworks

▪	Advance technical integration pathways

▪	Align corporate strategies

This collaboration has been highly productive, underscored by recent strategic meetings of the combined executive team in the UAE. These engagements have energized the Company, reinforced executive level alignment, and accelerated the pace of execution toward the upcoming merger.

Looking Ahead

The Company expects to release additional announcements in the near future outlining key milestones achieved within this partnership and the next steps in the completion of the merger process. Above Food remains extremely excited about the direction, momentum, and long-term value creation this combined platform is expected to deliver for shareholders.

Lionel Kambeitz, Chief Executive Officer and Executive Chairman of Above Food, commented: “Above Food has reached yet another major milestone in its journey. With the successful elimination of corporate debt and the expected delivery of more than $30 million in profit for the fiscal year ending January 31, 2026, we have demonstrated the strength of our restructuring and set a new trajectory for the business. Our recent meetings with Palm Global in the UAE reaffirm the vast scale of their opportunities. The momentum generated through Palm Global is truly unprecedented, and we are extremely excited about the path forward as we look forward to sharing further updates in the near future.”

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (Nasdaq: ABVE ) is an agricultural and food technology company whose vision is to create a healthier world — breaking the cycle of world hunger, one seed, one field, and one bite at a time. Above’s robust chain of custody of plant proteins and proprietary seed development capabilities, leverage the power of artificial intelligence-driven genomics and agronomy, and together with Palm Global ’s financial technologies will help to break the global cycle of hunger.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions.

Forward-looking statements represent current judgments about possible future events, including, but not limited to statements regarding expectations or forecasts of business, operations, financial performance, prospects, and other plans, intentions, expectations, estimates, and beliefs relating to the proposed transaction between Above Food and Palm Global, such as statements regarding the combined operations and prospects of Above Food and Palm Global, the current and projected market, growth opportunities and synergies for the combined company, the expected composition of the management and board of directors of the combined company, the expected trading of the combined company on the Nasdaq, the filing and approval of the Registration Statement and the Prospectus, and the timing and completion of the proposed transaction, including the satisfaction or waiver of all the required conditions thereto.

Factors that could cause actual events to differ include, but are not limited to:

•	all conditions to the proposed transaction being met, including Above Food and Palm Global agreeing to a form of plan of arrangement, as well as other conditions set forth in the definitive merger agreement;
•	the expected timing of regulatory approvals relating to the proposed transaction, the businesses of Above Food and Palm Global and of the combined company and product launches of such businesses and companies;
•	Above Food’s inability to file or make effective the Registration Statement or the final Prospectus with the respective regulators;
•	Above Food, Palm Global and the combined company’s compliance with, and changes to, applicable laws and regulations;
•	Above Food and the combined company’s ability to list the common shares of the combined company on Nasdaq;
•	the ability to successfully integrate the businesses of Above Food and Palm Global after the completion of the proposed transaction;
•	the combined company’s ability to achieve the expected benefits from the proposed transaction within the expected time frames or at all; and
•	the incurrence of unexpected costs, liabilities or delays relating to the proposed transaction.

Forward-looking statements are based on the current expectations of Above Food's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the documents filed by Above Food with the United States Securities and Exchange Commission (“SEC”), which is available on EDGAR at www.sec.gov/edgar.shtml. There may be additional risks that Above Food presently does not know or that Above Food currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Above Food’s expectations, plans or forecasts of future events and views as of the date of this communication. Above Food anticipates that subsequent events and developments will cause Above Food’s assessments to change. However, while Above Food may elect to update these forward-looking statements in the future, Above Food specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Above Food’s assessments as of any date subsequent to the date of this communication. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

It is possible that the Merger may not occur on the terms provided herein or in the Merger Agreement, on the expected timing or at all. In the event that the Merger is terminated Above Food may be liable to pay a termination fee to Palm Global, subject to the precise terms of the Merger Agreement.

Additional Information and Where to Find It:

INVESTORS AND SECURITY HOLDERS OF ABOVE FOOD ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABOVE FOOD. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Above Food through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Above Food are also available free of charge on Above Food's website at https://abovefood.com or by contacting Above Food's Investor

Relations Department at 2305 Victoria Ave #001, Regina, Saskatchewan, Canada, S4P 0S7.

Contacts Media:

media@abovefood.com

Investors:

investors@abovefood.com